SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G
(Rule 13d-102)

Amendment 1

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b) (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(b)

Gentek Inc. (Name of Issuer)

Common Stock (Title of Class of Securities)

37245X203 (CUSIP Number)

December 31, 2008 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37245X203	13G/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON: PilotRock Investment Partners GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	5	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	6	SHARED VOTING POWER
OWNED		509,993
BY
EACH	7	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON
WITH:	8	SHARED DISPOSITIVE POWER
		509,993

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	509,993

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
	4.9%

12	TYPE OF REPORTING PERSON*
	IA

CUSIP No. 37245X203	13G/A	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON: Thomas D. O’Malley, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.A.

	5	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	6	SHARED VOTING POWER
OWNED		509,993
BY
EACH	7	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON
WITH:	8	SHARED DISPOSITIVE POWER
		509,993

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	509,993

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
	4.9%

12	TYPE OF REPORTING PERSON*
	IN, HC

CUSIP No. 37245X203	13G/A	Page 4 of 6 Pages

ITEM 1(a).      NAME OF ISSUER:

Gentek Inc. (“Gentek”)

ITEM 1(b).      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

90 East Halsey Road
Parsippany, NJ 07054

ITEM 2(a).      NAME OF PERSON FILING:

This Schedule 13G/A is being filed on behalf of the following persons (the “Reporting Persons”):

(i)	PilotRock Investment Partners GP, LLC (“PilotRock”)
(ii)	Thomas D. O’Malley, Jr.

ITEM 2(b).     ADDRESS OF PRINCIPAL BUSINESS OFFICE:

The principal business office of the Reporting Persons filing this Schedule 13G/A is located at 1700 East Putnam Avenue, Old Greenwich, Connecticut 06870.

ITEM 2(c).     CITIZENSHIP:

PilotRock:	a Delaware limited liability company
Thomas D. O’Malley, Jr.:	United States

ITEM 2(d).     TITLE OF CLASS OF SECURITIES:

Common Stock

ITEM 2(e).     CUSIP Number:

37245X203

CUSIP No. 37245X203	13G/A	Page 5 of 6 Pages

ITEM 3.     IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS:    One of the following

PilotRock is an investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E), and Mr. O’Malley is a control person of PilotRock in accordance with Rule 13d-1(b)(1)(ii)(G).

ITEM 4.     OWNERSHIP:

The information in items 1 and 5 through 11 on the cover pages (pp. 2 -5) on this Schedule 13G/A is hereby incorporated by reference.

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities check the following.     [X]

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable.

ITEM 7.     IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

The information in item 3 is hereby incorporated by reference.

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP:

Not applicable.

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP:

Not applicable.

CUSIP No. 37245X203	13G/A	Page 6 of 6 Pages

ITEM 10.     CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2009

PilotRock Investment Partners GP, LLC*		Thomas D. O’Malley, Jr.*

By:	Thomas D. O’Malley, Jr., its Managing Member

	/s/ Thomas D. O’Malley, Jr.	/s/ Thomas D. O’Malley, Jr.
	Thomas D. O’Malley, Jr.	Thomas D. O’Malley, Jr.

* The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein.

EXHIBIT A

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned does hereby consent and agree to the joint filing on behalf of each of them of a statement on Schedule 13G and all amendments thereto with respect to the Common Stock of Gentek Inc. beneficially owned by each of them, and the inclusion of this Joint Filing Agreement as an exhibit thereto.

Dated: February 10, 2009

PilotRock Investment Partners GP, LLC

By:	Thomas D. O’Malley, Jr., its Managing Member

/s/ Thomas D. O’Malley, Jr.
Thomas D. O’Malley, Jr.

Thomas D. O’Malley, Jr.

/s/ Thomas D. O’Malley, Jr.
Thomas D. O’Malley, Jr.